STATEMENT OF FINANCIAL CONDITION

Leerink Partners LLC
December 31, 2024
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Leerink Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

53 State Street, 40th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Gentile	212-277-6042	joe.gentile@leerink.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

One International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	243
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Leerink Partners LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN CHIODO
Notary Public, State of New York
No. 01CH6314151
Qualified in Westchester County
Commission Expires November 3, 2026

Signature: Joseph A. Gentile

Title: Chief Administrative Officer

Kathleen Chiodo
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Leerink Partners LLC

Statement of Financial Condition

December 31, 2024

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

Leerink Intermediate Holdings LLC, the sole member of Leerink Partners LLC and the Board of Directors of Leerink Holdings LLC
Boston, Massachusetts

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Leerink Partners LLC (the "Broker-Dealer") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2013.

February 28, 2025

1

Leerink Partners LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$345,300,154
Certificates of deposit	24,875,043
Receivable from and deposit with clearing organization	8,622,010
Receivable from clients, net of allowance for expected credit losses of $949,656	34,241,425
Due from employees	458,544
Notes receivable from employees, net of accumulated amortization of $11,522,453	25,310,865
Marketable securities, at fair value	29,731,884
Prepaid expenses	4,987,920
Right-of-use assets, net	53,102,167
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $14,226,046	36,385,795
Other assets	12,896,326
Total assets	$575,912,133

Liabilities and member's equity

Liabilities:

Accrued compensation and employee benefits	$286,083,724
Accounts payable and accrued expenses	13,124,450
Lease liabilities	64,851,671
Payable to broker-dealers	20,546,185
Due to affiliates	1,110,023
Total liabilities	385,716,053

Commitments and contingencies (Note 9)

Member's equity	190,196,080
Total liabilities and member's equity	$575,912,133

The accompanying notes are an integral part of this financial statement.

Leerink Partners LLC
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Nature of Business

Nature of Business

Leerink Partners LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and equity research. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has claimed an exemption from SEC Rule 15c3-3 ("Customer Protection Rule") under section (k)(2)(ii) of that rule for the portion of its business activities cleared via a clearing broker ("Pershing LLC") on a fully disclosed basis. For the remaining business activities, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

The Company operates in one reporting segment and earns corporate finance fees and commission income (See Note 2 for a detailed description of the services the Company provides). The Company has identified its Chief Executive Officer and Chief Administrative Officer as the chief operating decision makers ("CODM"), who uses the net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Ownership

The Company is a wholly-owned subsidiary of Leerink Intermediate Holdings LLC ("LIH"), which is a wholly-owned subsidiary of Leerink Holdings LLC ("Holdings"). The members of Holdings include funds managed by The Baupost Group LLC ("Baupost") and Leerink Aggregator LP ("Leerink Aggregator"), an entity which is owned by employees and management of the Company.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Receivable from Clients

Receivable from clients consists primarily of corporate finance fees and expense reimbursements charged to the Company's clients. The Company records Receivable from clients, net of any allowance for expected credit losses, when relevant revenue recognition criteria has been achieved, and payment is conditioned on the passage of time. The Company maintains an allowance for expected credit losses to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables and by taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has determined that long-term forecasted information is not relevant to its client receivables, which are primarily short-term. The Company updates its average credit loss rates annually and maintains an annual allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates.

Notes Receivable from Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes may be forgiven at some future date, typically ranging from one to five years, and they provide for interest at a fair market rate. These forgivable notes are amortized over time. Accumulated amortization represents the cumulative amortization on loans outstanding at the balance sheet date. Accumulated amortization in relation to a fully amortized loan is reversed out of the accumulated amortization balance as and when such loan is fully amortized. The Company establishes a bad debt reserve for notes receivable from employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note had been fully forgiven.

4

Notes receivable from employees also includes loans to employees that are due back to the Company at a specified future date per the loan agreement and are not forgivable.

Securities

The Company measures its securities at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820 – *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical instruments in markets that are not active, quoted prices of similar instruments, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

Marketable securities are carried at fair value based upon quoted market prices.

Securities transactions are recorded on a trade date basis.

Certificates of deposit are highly liquid investments with original maturities of greater than three months.

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2024, as well as their valuation methodologies:

Exchange-traded funds and common stock of publicly-traded companies
Equity securities consists of investments in exchange-traded funds ("ETFs") and common stock of publicly-traded corporations. Equity securities that are not subject to certain sales restrictions are valued based upon the reported quoted market prices and are classified as Level 1 within the fair value hierarchy. Fair value measurements of equity securities of public companies are priced

based on quoted market prices less a discount if the securities are subject to certain sales restrictions and are classified as Level 2 within the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life or the remaining lease term, using the straight-line method.

Certain internal and external costs incurred as a result of developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or five years beginning when the software project is complete, and the application is put into production.

Furniture, equipment, and leasehold improvements and capitalized costs for developing internal use software are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Leases

The Company enters into leasing arrangements for certain offices and equipment. The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments, and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and lease incentives received. The Company estimates contingent lease incentives when it is probable that the Company is entitled to the incentive at lease commencement. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease.

For leases with an original term of more than twelve months, the Company recognizes a ROU asset and a lease liability. Short-term leases with a term of twelve months or less are not recorded on the Statement of Financial Condition and the related expense is recognized on a straight-line basis over the term of the lease.

Lease liabilities are recognized at the commencement date based on the present value of the remaining lease payments over the lease terms, which include any noncancellable lease terms and any renewal periods that the Company is reasonably certain to exercise. A portion of the Company's leases includes an option or options to extend the lease term. As the implicit rates in

the Company's leases generally cannot be readily determined, the Company uses estimates of its incremental borrowing rate as the discount rates to determine the lease liabilities. Variable lease payments are expensed as incurred.

In order to secure certain office leases, the Company is required to hold standby letters of credit whereby the assets are held in certificates of deposit at a commercial bank and are legally restricted as to withdrawal or usage. The amount of these letters of credit as of December 31, 2024 is $5,584,758 and is included in Other assets in the Statement of Financial Condition.

Payable to Broker-Dealers

Payable to broker-dealers includes amounts payable to other broker-dealers arising from unsettled equity underwriting transactions whereby the Company acted as the lead underwriter for the transaction. Such amounts are typically settled within ninety days following the closing of a corporate finance transaction.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. For awards that vest upon achievement of only a service condition, the fair value as of the grant date is recognized as compensation expense on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). For awards that vest upon the achievement of only a performance condition, the fair value as of the grant date is recognized as compensation expense if it is probable that the performance condition will be achieved. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered, or the performance condition may not be achieved). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to LIH or Holdings in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity for income tax purposes. With the exception of certain state and local taxes assessed at the entity level, the Company does not recognize income taxes in its financial statements as the Company's taxable income and expenses are included in the federal and applicable state and local income tax returns filed by Holdings, which is treated as a partnership for federal income tax purposes and is not liable for federal, state or local income taxes.

Adopted Accounting Standard

ASU 2023-07 – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). This guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard became effective for the year ending December 31, 2024, and the Company has adopted the new guidance.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets. Fluctuations also occur due to the change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third-party firms. Accordingly, the Company negotiates its agreements with these

firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Cyber-security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on the Company's critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third parties that the Company does business with and employee training.

4. Receivable from and Deposit with Clearing Organization

Receivable from and deposit with clearing organization is comprised of amounts receivable or payable for unsettled transactions, presented net, as well as a minimum deposit. As part of the Company's clearing agreement with Pershing LLC, a minimum deposit of $250,000 is always to be maintained. The minimum deposit balance held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

5. Notes Receivable from Employees

The Company holds notes receivable from employees that are forgivable over a period of up to five years and accrue interest at prevailing market rates. The outstanding notes receivable balance for the forgivable loans, including accrued interest, was $21,410,038 as of December 31, 2024 and is included in Notes receivable from employees in the Statement of Financial Condition.

In 2024, the Company established a promissory note with an employee. The principal amount of the note was $3,800,000, with an interest rate of 3.98%, due in three annual installments commencing on March 16, 2025. All outstanding principal and interest will be due on March 16, 2027. As of December 31, 2024, the outstanding note receivable for this loan, including interest, was $3,900,827, which is included in Notes receivable from employees in the Statement of Financial Condition.

6. Fair Value Measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis at December 31, 2024:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Marketable securities owned: ETFs and common stock	$29,731,884	-	-	$29,731,884
Certificates of deposit	24,875,043	-	-	24,875,043
Total assets in the fair value hierarchy	$54,606,927	-	-	$54,606,927

The Company did not own any investments classified as Level 2 or 3 as of December 31, 2024.

Transfers in and/or out of Levels
During the year ended December 31, 2024, there were no transfers between Level 1, Level 2 and Level 3. The Company's policy is to transfer assets between Levels using the carrying value at the beginning of the year.

Fair value of other financial instruments
The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

7. Furniture, Equipment, and Leasehold Improvements

As of December 31, 2024, furniture, equipment, and leasehold improvements, net, consists of the following:

	Estimated Useful Life	Amount
Furniture	Seven Years	$ 7,653,146
Machinery, equipment, and software	Three to Five Years	10,716,726
Leasehold improvements	Lease term	32,241,969
Total cost		50,611,841
Less: accumulated depreciation		(14,226,046)
Furniture, equipment, and leasehold improvements, net of accumulated depreciation		$36,385,795

8. Employee Compensation and Benefits

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees which the Company may contribute to out of available profits. Contributions made by the Company to the defined contribution profit sharing plan are discretionary and are not made to employees who are managing directors. As of December 31, 2024, the liability accrued for the profit-sharing plan contribution was $701,857.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests over a period of up to three years. The Plan was unfunded by the Company as of December 31, 2024.

Class B-1 Units

Class B-1 Units represent a common ownership class of equity at the Leerink Aggregator level. Holdings also issued mirroring shares of Class B-1 Units to Leerink Aggregator to effectively provide the owners of the Class B-1 Units with an ownership interest at Holdings. The repurchase provisions within the Class B-1 Units that have been purchased at the Leerink Aggregator level by employees of the Company create a service period, which implies there is a compensatory element to the purchased Class B-1 Units.

The number of Class B-1 Units issued by Holdings as of December 31, 2024 is as follows:

	Class B-1 Units
Balance as of December 31, 2023	69,000.02
Purchased Units	5,607.46
Granted Units	663.27
Forfeited Units	(1,943.12)
Balance as of December 31, 2024	73,327.63

During the year ended December 31, 2024, 5,607.46 Class B-1 Units of Leerink Aggregator were purchased by employees of the Company. Additionally, during the year ended December 31, 2024, 663.27 Class B-1 Units of Leerink Aggregator were granted to employees of the Company.

Class B-2 Units

Class B-2 Units also represent a common ownership class of equity at the Leerink Aggregator level. Holdings also issued mirroring shares of Class B-2 Units to Leerink Aggregator to effectively provide the grantees of the Class B-2 Units with an ownership interest at Holdings. Since the Company is a subsidiary of Leerink Aggregator, and the employees who received the Class B-2 Units are employees of Leerink Partners LLC who provide services to the Company, the Company recognized the compensation expense associated with the issuance of the awards at the Company. All of the Class B-2 Units vested immediately upon issuance. During 2024, Leerink Aggregator, the entity that controls Holdings, issued 1,555.48 Class B-2 Units to selected directors, executives and employees of the Company. The Company calculated the fair value of the Class B-2 Units by utilizing an equal weighting between a discounted cash flow method and a guideline public company method. The significant assumptions included in the valuation are the expected term (6.3 years), the expected volatility (35%) and the risk-free rate (4.2%).

The number of Class B-2 Units issued by Holdings as of December 31, 2024 is as follows:

	Class B-2 Units
Balance as of December 31, 2023	30,999.99
Granted Units	1,555.48
Balance as of December 31, 2024	32,555.47

9. Commitments and Contingencies

Operating leases
The Company leases office space under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

New York leases
The Company leases office space on Avenue of the Americas in New York, New York. The lease has an initial term through August 31, 2036. The lease has a fixed stated monthly rent that escalates after year six of the lease to a new fixed amount for the remainder of the term. The lease also provides the Company with a tenant improvement allowance of $8,863,790. The Company determined that it is the accounting owner of the tenant improvements under the lease. Therefore, the amounts received associated with the tenant improvement allowance were accounted for as a reduction to the lease costs. In October 2024, the Company also entered into an agreement to lease office space on Park Avenue in New York, New York and recorded a right of use asset and lease liability of $5,651,267. The lease has an initial term through October 31, 2031. The lease has a fixed stated monthly rent over the term of the lease.

Boston lease

The Company leases office space on State Street in Boston, Massachusetts. The lease has an initial term through April 30, 2031. The lease provides for a six-month abatement of rent after the lease commencement date. Upon the rent commencement date, the lease has a fixed stated monthly rent that escalates every twelve months to a new fixed amount over the term of the lease.

Charlotte lease

The Company leases office space on Hawkins Street in Charlotte, North Carolina. The lease has an initial term through May 31, 2030. The lease has a fixed stated monthly rent that escalates annually to a new fixed amount over the term of the lease.

San Francisco lease

LIH leases office space on California Street in San Francisco (the "San Francisco Lease"). The lease for the office space requires minimum annual rental payments and clauses for operating cost adjustments. The San Francisco Lease has an initial term through April 30, 2031.

Short-term leases

The Company assumed a lease of office space on Avenue of the Americas in New York on a temporary basis (the "Temporary Space") during the year ended December 31, 2023. The Temporary Space had less than one year remaining on its lease term when it was assumed by the Company. The lease for the Temporary Space ended during the year ended December 31, 2024, and there are no further obligations under this lease.

The Company has leases in Nashville, Chicago, Miami and Santa Monica. Each of these leases has a term of less than one year and are for small offices with immaterial costs. The Company is accounting for these leases as short-term leases.

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

Weighted-average remaining term (in years)	9.8
Weighted-average discount rate	6.5%

The following table presents our undiscounted future cash payments for our operating lease liabilities:

	Year Ending December 31,
2025	$ 8,393,268
2026	9,421,603
2027	9,400,988
2028	9,472,518
2029	9,545,674
Beyond	41,514,591
Total future lease payments	87,748,642
Less: imputed interest	(22,896,971)
Operating lease liabilities	$64,851,671

Other Contingencies

Certain lawsuits and claims arising in the ordinary course of business have been filed or are pending against the Company, and the Company may from time to time be involved in other legal or regulatory proceedings. In accordance with applicable accounting guidance, the Company establishes an accrual and disclosure when required. For all such matters, including expected settlements, when it believes that it is probable that a loss has been incurred, and the amount of the loss is reasonably estimable, an accrual is established. When a loss contingency is not both probable and estimable, no accrual is established. However, the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of such matters currently pending or threatened could have an unanticipated material adverse effect on our financial position and/or results of operations.

10. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, SEC Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2024, the Company had net capital of $240,257,893, which was $229,307,219 in excess of its required net capital of $10,950,674. The Company's aggregate indebtedness to net capital ratio was 0.68 to 1 at December 31, 2024. In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from computation for determination of reserve requirements and the information relating to the possession or control requirements.

11. Revenues from Contracts with Customers

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenue from contracts with customers of $34,241,425 as of December 31, 2024.

The Company had no deferred revenue at December 31, 2024.

Contract Costs
The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. At December 31, 2024, the Company's capitalized costs to fulfill a contract were $1,074,005, which are recorded in Receivable from clients in the Statement of Financial Condition

12. Related Party Transactions

Due from Affiliate and Due to Affiliate
Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of either Leerink Aggregator, Holdings and MEDACorp LLC ("MEDACorp"), as well as amounts due to LIH related to rental costs from the San Francisco Lease (Note 9). Amounts payable to LIH were $909,629 as of December 31, 2024. These balances are periodically settled.

Other
MEDACorp is a wholly-owned subsidiary of LIH. Amounts payable to MEDACorp were $200,394 as of December 31, 2024. These balances are periodically settled.

13. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 28, 2025, the date the Company's financial statements were issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.